EXHIBIT 12.1

PEPSIAMERICAS, INC.
STATEMENT OF CALCULATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	First Three Months		Fiscal Years
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before income taxes and equity in net earnings (loss) of noncolidated companies	$20.8	$33.3	$298.6	$282.4	$240.5	$220.6	$174.2
Fixed charges	26.0	21.7	104.8	73.4	84.4	83.4	99.8

Earnings as adjusted	$46.8	$55.0	$403.4	$355.8	$324.9	$304.0	$274.0

Fixed Charges:
Interest expense	$23.8	$19.6	$93.4	$65.1	$77.5	$77.1	$92.6
Portion of rents representative of interest factor	2.2	2.1	11.4	8.3	6.9	6.3	7.2

Total fixed charges	$26.0	$21.7	$104.8	$73.4	$84.4	$83.4	$99.8

Ratio of Earnings to
Fixed Charges	1.8x	2.5x	3.8x	4.8x	3.8x	3.6x	2.7x